Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Alaska Communications Systems Group, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-160615) on Form S-8 of Alaska Communication Systems Group, Inc. of our reports dated February 28, 2011, with respect to the consolidated balance sheets of Alaska Communications Systems Group, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010, annual report on Form 10-K of Alaska Communications Systems Group, Inc.
Anchorage, Alaska
February 28, 2011